Filed by: Middlefield Banc Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Middlefield Banc Corp. (Commission File No.: 001-36613)

Commission File No. for Registration Statement on

Form S-4 filed by Middlefield Banc Corp.: 333-266694

Your Vote is Important – Please Vote Today!

November 4, 2022

Dear Shareholder:

Your vote matters, but we have not yet received it!

Your vote is crucial as we work to close a proposed merger with Liberty Bancshares, Inc.

Middlefield Banc Corp. (“Middlefield” or the “Company”) adjourned its 2022 special meeting of shareholders (the “Special Meeting”) until 9:00 a.m., Eastern Time, on November 8, 2022.

During the adjournment period, the Company will continue to solicit proxies from its unvoted shareholders. Shareholders of record at the close of business on September 22, 2022, are entitled to vote at the reconvened Special Meeting.

Please vote today by calling 866-295-4321. Your call will be recorded and will not require any additional personal information.

We encourage you to review the proxy materials carefully and vote your shares now.

If you have any questions, please call our proxy solicitor, Georgeson, at 866-295-4321. Of course, you are always welcome to contact Middlefield directly and ask for the CEO or CFO.

Thank you for your investment in Middlefield.

Sincerely,

James R. Heslop, II

President & CEO

William J. Skidmore

Chairman

Important Additional Information and Where to Find It

In connection with the proposed transaction, Middlefield Banc Corp. (“Middlefield”) has filed with the SEC a registration statement on Form S-4 (File No.: 333-266694) that includes a joint proxy statement of Middlefield and Liberty Bancshares, Inc. (“Liberty”) and that also constitutes a prospectus of Middlefield. The registration statement was declared effective by the SEC on September 22, 2022 and, on or about September 27, 2022, each of Middlefield and Liberty commenced mailing the joint proxy statement in definitive form to their respective stockholders of record. Middlefield may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Middlefield may file with the SEC. Investors and security holders of Middlefield are urged to read the definitive joint proxy statement/prospectus filed by Middlefield on September 27, 2022, and any other relevant documents that are filed or will be filed with the SEC, as well as any amendments or supplements to these documents, carefully and in their entirety because they contain or will contain important information about the proposed transaction and related matters. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Middlefield (when available) through the web site maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Middlefield are available free of charge by accessing the “Investor Relations” section of Middlefield’s website at www.middlefieldbank.bank.

Participants in the Solicitation

The respective directors and executive officers of Middlefield and Liberty and other persons may be deemed to be participants in the solicitation of proxies from Middlefield and Liberty shareholders with respect to the proposed merger. Information regarding the directors and executive officers of Middlefield is available in its proxy statement filed with the SEC on April 5, 2022. Information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus included in the Form S-4 Registration Statement and other relevant materials filed with the SEC.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

If stockholders have any questions or need assistance with voting, please contact our proxy solicitor, Georgeson, toll-free at (866) 295-4321